As filed with the Securities and Exchange Commission on April 11, 2023	Registration No. 333 - 10124

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR GLOBAL DEPOSITARY SHARES EVIDENCED BY

GLOBAL DEPOSITARY RECEIPTS

Grasim Industries Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Republic of India

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
28 Liberty Street New York, NY 10005
212-894-8940

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cyril Amarchand Mangaldas Peninsula Chambers, Peninsula Corporate Park, G.K. Marg, Lower Parel, Mumbai - 400 013 India +91 22 24964455	Ashok K. Lalwani Baker & McKenzie.Wong & Leow 8 Marina Boulevard #05-01 Marina Bay Financial Centre Tower 1, Singapore 018981 +65 6338 1888	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301]

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Global Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one Global Depositary Share (“GDSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraph (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of GDSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption		Location in Form of Global Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of GDSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The electronic information delivery system the Company intends to use for the publication of such reports is the website of Grasim Industries Limited (or any successor thereof). As of the date hereof the Company’s internet website is www.grasim.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 2 to the Deposit Agreement (1999), by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by the Global Depositary Receipts issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 1 to the Deposit Agreement (1999), dated as of September 17, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by the Global Depositary Receipts issued thereunder.___ Filed herewith as Exhibit (a)(ii).

(a)(iii) Deposit Agreement (1999), dated as of September 17, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by Global Depositary Receipts issued thereunder. - Previously filed as exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement (Reg. No.: 333-10124) on December 21, 2009.

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the Global Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)(i) Amendment No. 2 to the Deposit Agreement (1992), dated as of January 14, 2010, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by the Global Depositary Receipts issued thereunder.___ Filed herewith as Exhibit (c)(i).

(c)(ii) Deposit Agreement, dated as of November 25, 1992, by and among the Company, the Depositary, and all Holders and Beneficial Owners of Global Depositary Shares evidenced by the Global Depositary Receipts issued thereunder. ___ Filed herewith as Exhibit (c)(ii).

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ previously filed.

(e)       Certificate under Rule 466. ___ None.

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of GDSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an GDS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of September 17, 1999, as amended, by and among Grasim Industries Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of Global Depositary Shares evidenced by Global Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of April, 2023.

Legal entity created by the Deposit Agreement as amended, under which the Global Depositary Receipts evidencing Global Depositary Shares registered hereunder are to be issued.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Grasim Industries Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on February 14, 2023.

GRASIM INDUSTRIES LIMITED

By:	/s/ Harikrishna Agarwal
Name: Harikrishna Agarwal
Title: Managing Director

By:	/s/ Pavan umar Jain
Name: Pavan umar Jain
Title: Chief Financial Officer

By:	/s/ Sailesh Kumar Daga
Name: Sailesh Kumar Daga Title: Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of 3Mr. Harikrishna Agarwal, Managing Director and / or Mr. Pavan Kumar Jain, Chief Financial Officer and / or Mr. Sailesh Kumar Daga, Company Secretary, Grasim Industries Limited, Aditya Birla Centre, "A" Wing, 2" Floor, S.K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 10, 2023.

Signature	Title

/s/ Harikrishna Agarwal Harikrishna Agarwal	Managing Director (Principal Executive Officer)

/s/ Pavan Kumar Jain Pavan Kumar Jain	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNED BY THE MAJORITY OF BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

/s/ Kumar Mangalam Birla Kumar Mangalam Birla	Director

Director
Rajashree Birla

Director
Ananyashree Birla

Director
Aryaman Vikram Birla

/s/Anita Ramachandran Anita Ramachandran	Director

/s/ N.Mohan Raj N.Mohan Raj	Director

Director
Yazdi Piroj Dandiwala

Director
Dr. Thomas M. Connelly, Jr.

/s/ V. Chandrasekaran V. Chandrasekaran	Director

/s/ Adesh Kumar Gupta Adesh Kumar Gupta	Director

/s/ Cyril Shroff Cyril Shroff	Director

Director
Raj Kumar

/s/ Dr. Santrupt Misra Dr. Santrupt Misra	Director

/s/ Harikrishna Agarwal Harikrishna Agarwal	Managing Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, Grasim Industries Limited has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 in Newark, Delaware on April 10, 2023.

Authorized U.S. Representative:

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to 1999 Deposit Agreement

(a)(ii)	Amendment No. 1 to the 1999 Deposit Agreement

(c)(i)	Amendment No. 2 to the 1992 Deposit Agreement
(c)(ii)	Deposit Agreement dated as of November 25, 1992